J.P. Galda & Co.

Attorneys-at-Law

40 E Montgomery Avenue, LTW 220

Ardmore, Pennsylvania 19003

Telephone (215) 815-1534

September 30, 2025

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Jimmy McNamara, Staff Attorney Alan Campbell, Staff Attorney

Re:	Revelation Biosciences, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed September 29, 2025
File No. 333-29039

Mr. McNamara and Mr. Campbell:

Today Revelation Biosciences, Inc. (the “Company”) has filed Amendment No. 1 to its Registration Statement on Form S-3 to respond to the staff's letter of comments dated September 24, 2025 (the “Comment Letter”).

General

1.
We note that this Form S-3, among other things, constitutes a post-effective amendment to prior registration statements on Form S-1 (File Nos. 333-268576, 333-276232 and 333-287423), but you appear to have omitted the disclosure required by the form and Regulation S-K as it pertains to those offerings. Please revise the registration statement to include all of the form and Regulation S-K information that currently would be required in a prospectus relating to those offerings. Refer to Rule 429 under the Securities Act of 1933, as amended.

Response: The Company has revised the Registration Statement to remove the securities that had previously been covered pursuant to Rule 429 under the Securities Act of 1933, as amended. As a result, the disclosure requirements of Rule 429 and the related provisions of Form S-3 and Regulation S-K, as they pertain to the removed securities, are no longer applicable to this prospectus.

Very truly yours,

J.P. Galda & Co.

/s/ J.P. Galda & Co.